September 27, 2022

VIA EDGAR

Mr. Chad Eskildsen

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ms. Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:          Response to Comments on the proxy statements/prospectuses filed on Form N-14 (each, a “Proxy Statement/Prospectus” and collectively, “Proxy Statement/Prospectus”) by the following funds (each an “Acquiring Fund” and, collectively the “Acquiring Funds”) on August 11, 2022:

abrdn Global Dynamic Dividend Fund

Securities Act File No. 333-266796

abrdn Global Infrastructure Income Fund

Securities Act File No. 333-266798

abrdn Income Credit Strategies Fund

Securities Act File No. 333-266799

Mr. Eskildsen and Ms. Vroman-Lee:

This letter responds to comments on the Proxy Statements/Prospectuses with respect to the proposed reorganizations as shown below that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided via email to Thomas Bogle of Dechert LLP on August 24, 2022, and via telephone conversation with Ashley Vroman-Lee and Thomas Bogle of Dechert LLP on September 2, 2022.

Acquired Funds (each an “Acquired Fund”)		Acquiring Funds
Delaware Enhanced Global Dividend and Income Fund	into	abrdn Global Dynamic Dividend Fund
Delaware Investments® Dividend and Income Fund, Inc.
Macquarie Global Infrastructure Income Fund, Inc.	into	abrdn Global Infrastructure Income Fund
Delaware Ivy High Income Opportunities Fund	into	abrdn Income Credit Strategies Fund

On behalf of the Acquiring Funds, your comments and our responses to them are provided below. All defined terms in this letter have the same meaning as in the Proxy Statements/Prospectuses, except as defined herein.

Comments provided on August 24, 2022

Comment applicable to each Proxy Statement/Prospectus

Comment 1:                 With respect to the following question and answer in the Questions and Answers Section of each Proxy Statement/Prospectus: “Will there be any significant portfolio transitioning in connection with the Reorganization?” — the Staff notes that a significant portion of the Acquired Funds’ respective portfolios will be sold prior to and/or after the reorganizations. Related to these sales, please disclose the following information with respect to each Acquired Fund:

1. Estimated per share and dollar amount of transaction expenses.

2. Estimated per share and dollar amount of realized capital gains.

Response:                             The Proxy Statements/Prospectuses have been revised to reflect the Staff’s comment.

Comment applicable to abrdn Income Credit Strategies Fund and abrdn Global Dynamic Dividend Fund

Comment 2:                 Please explain why the impact of the difference in valuation methods for certain debt holdings disclosed in the Questions and Answers Section in the following question: “How will the reorganization affect the value of my investment?” is not reflected as an adjustment on the Capitalization table.

Response:                     The Proxy Statements/Prospectuses have been revised to reflect the Staff’s comment and the capitalization tables for each of the abrdn Income Credit Strategies Fund and the abrdn Global Dynamic Dividend Fund have been replaced with the following:

abrdn Income Credit Strategies Fund:

Capitalization

The table below sets forth the capitalization of the Acquired Fund and the Acquiring Fund as of August 31, 2022, and the pro forma capitalization of the Combined Fund as if the Reorganization had occurred on that date. As shown below, it is anticipated that the NAV of Acquiring Fund shareholders’ shares would decrease due to the valuation differences described in this Proxy Statement/Prospectus and Acquiring Fund assets would increase.

	Acquired Fund	Acquiring Fund	Adjustments		Pro Forma Combined Fund
Net Assets (all classes)	$198,827,167	$183,113,336	$(707,549	)(a)	$381,232,954
Common Shares Outstanding(b)	16,570,000	24,798,966	10,371,350	(c)	51,740,316
NAV Per Common Share	$12.00	$7.38	$(12.01	)(a)(c)	$7.37
Preferred Shares Outstanding	None	1,600,000	None		1,600,000
Liquidation Preference per Preferred Share	None	$25	None		$25

(a)

For purposes of determining the Acquired Fund’s net asset value, corporate, municipal, and convertible fixed income securities as well as bank loan agreements are priced at the mean of evaluated bid and asked prices provided by third-party pricing vendors on the valuation date. In contrast, the Acquiring Fund values such securities at the bid price provided by third-party pricing vendors.

(b)	Based on the number of outstanding common shares as of August 31, 2022.
(c)	Reflects the conversion of Acquired Fund shares for Acquiring Fund shares as a result of the Reorganization.

abrdn Global Dynamic Dividend Fund:

Capitalization

The tables below set forth the capitalization of each Acquired Fund and the Acquiring Fund as of August 31, 2022, and the pro forma capitalization of the Combined Fund as if the Reorganizations had occurred on that date. As shown below, it is anticipated that the NAV of Acquiring Fund shareholders’ shares would decrease (or remain the same in the case of the DDF into the Acquiring Fund only Reorganization) due to the valuation differences described in this Proxy Statement/Prospectus and Acquiring Fund assets would increase.

DEX into the Acquiring Fund only

	DEX	Acquiring Fund	Adjustments		Pro Forma Combined Fund (DEX into the Acquiring Fund only)
Net Assets	$91,261,254	$132,710,491	$(190,558	)(a)	$223,781,187
Common Shares Outstanding(b)	10,620,970.68	12,549,581.97	(1,986,982.60	)(c)	21,183,570.05
NAV Per Common Share	$8.59	$10.57	$(8.60	)(a)(c)	$10.56

DDF into the Acquiring Fund only

	DDF	Acquiring Fund	Adjustments		Pro Forma Combined Fund (DDF into the Acquiring Fund only)
Net Assets	$68,815,020	$132,710,491	$(71,978	)(a)	$201,453,533
Common Shares Outstanding(b)	7,611,158.16	12,549,581.97	(1,100,749.46	)(c)	19,059,990.67
NAV Per Common Share	$9.04	$10.57	$(9.04	)(a)(c)	$10.57

DEX and DDF into the Acquiring Fund

	DEX	DDF	Acquiring Fund	Adjustments		Pro Forma Combined Fund (DEX and DDF into the Acquiring Fund)
Net Assets	$91,261,254	$68,815,020	$132,710,491	$(262,536	)(a)	$292,524,229
Common Shares Outstanding(b)	10,620,970.68	7,611,158.16	12,549,581.97	(3,087,732.06	)(c)	27,693,978.75
NAV Per Common Share	$8.59	$9.04	$10.57	$(17.64	)(a)(c)	$10.56

(a)

For purposes of determining an Acquired Fund’s NAV, corporate, sovereign, and convertible fixed income securities are priced at the mean of evaluated bid and asked prices provided by third-party pricing vendors on the valuation date. In contrast, the Acquiring Fund values such securities at the bid price provided by third-party pricing vendors.

(b)	Based on the number of outstanding common shares as of August 31, 2022.
(c)	Reflects the conversion of Acquired Fund shares for Acquiring Fund shares as a result of the Reorganizations.

Comment applicable to abrdn Income Credit Strategies Fund and abrdn Global Infrastructure Income Fund

Comment 3:                 The Staff notes that a significant portion of the Acquiring Funds’ respective portfolios will be sold either before or after the reorganizations. Regarding the statements of additional information (“SAIs”) filed for the abrdn Income Credit Strategies Fund and the abrdn Global Infrastructure Income Fund, please explain why a schedule of investments identifying the securities of the respective Acquired Fund to be sold is not included in the registration statement. The Staff notes that adjusted schedules of investments of the relevant Acquired Funds were included in the abrdn Global Dynamic Dividend Fund SAI.

Response:                     The Registrants determined that a schedule of investments of the relevant Acquired Fund identifying the securities to be sold was not necessary for the abrdn Income Credit Strategies Fund and the abrdn Global Infrastructure Income Fund SAIs. Specifically, the reorganizations for the abrdn Income Credit Strategies Fund and the abrdn Global Infrastructure Income Fund will not result in material changes to the respective Acquired Fund’s investment portfolio due to the investment restrictions of the relevant Acquiring Fund, since substantially all of the securities held by the respective Acquired Fund are eligible to be held by the Acquiring Fund. As a result, a schedule of investments of the Acquired Fund modified to show the effects of the change is not required and is not included for either of the abrdn Income Credit Strategies Fund or the abrdn Global Infrastructure Income Fund.

The reorganization for the abrdn Global Dynamic Dividend Fund will result in material changes to each Acquired Fund’s investment portfolio due to the investment restrictions of the Acquiring Fund because portions of the portfolios of each respective Acquired Fund are not eligible to be held by the Acquiring Fund. For example, DDF invests at least 65% of its total assets in equity securities, while the Acquiring Fund invests at least 80% of its net assets in such securities. Additionally, DDF may also invest up to 35% of its total assets in non-convertible debt securities, while the Acquiring Fund may invest up to 20% of its net assets in such securities. For this reason, an annotated schedule of investments for each Acquired Fund is required to be included in the abrdn Global Dynamic Dividend Fund SAI. The annotated schedule of investments reflects all of the changes anticipated to be made pre- and post-reorganization. With respect to the abrdn Global Dynamic Dividend Fund, the Registrant determined that approximately 30% of DDF’s holdings and approximately 30% of DEX’s holdings are anticipated to be sold by each Acquired Fund before the closing of the Reorganization in order to pay back each Acquired Fund’s outstanding leverage. Based on the holdings as of May 31, 2022, the Combined Fund expects to sell approximately 65% and 68% of each Acquired Fund’s portfolio, respectively, following the closing of the Reorganizations.

Comment applicable to the abrdn Global Infrastructure Income Fund only

Comment 4:                 Please supplementally provide an analysis supporting the determination of the abrdn Global Infrastructure Income Fund as the accounting survivor with respect to the reorganization with the Macquarie Global Infrastructure Total Return Fund Inc. Please refer to the North American Security Trust, SEC No-Action Letter (pub. avail. Aug. 5, 1994) (“NAST Letter”).

Response:                     The Registrant has supplementally provided the analysis supporting the determination of the Acquiring Fund as the accounting survivor, attached as exhibit A.

Comments provided on September 2, 2022

Comments applicable to each Proxy Statement/Prospectus

Comment 1:                 Please incorporate all comments previously provided with respect to the Preliminary Schedule 14A filings filed on August 19, 2022 for the abrdn Income Credit Strategies Fund, abrdn Global Dynamic Dividend Fund and abrdn Global Infrastructure Income Fund into the Proxy Statements/Prospectuses, as appropriate.

Response:                     The Proxy Statements/Prospectuses have been revised accordingly.

Comment 2:                 The Proxy Statements/Prospectuses contain the following disclosure: “It is expected that shareholders of the Acquired Fund(s) will not recognize any gain or loss for federal income tax purposes as a result of the exchange of their shares in the Acquired Fund(s) for shares of the Acquiring Fund pursuant to the Reorganization Agreement (except with respect to cash received in lieu of fractional shares).” Please add disclosure to address any expected taxable gains or losses associated with the repositioning of the Acquired Fund(s) in connection with the reorganizations (or indicate that the repositioning is not expected to result in any significant capital gains/losses).

Response:                     The Proxy Statements/Prospectuses have been revised accordingly.

Comment 3:                 With respect to the subsection entitled “Board Consideration of the Reorganization(s)” within the Background and Reasons for the Proposed Reorganization(s) section of the Proxy Statements/Prospectuses, please include any negative considerations from the boards, if any — that is, any factors considered that argued against approving the reorganizations.  Please include balanced disclosure or disclosure that reflects pros and cons weighed by the boards, if any. Also, pursuant to for N-14, please provide a brief explanation of how the boards considered and applied these factors.

Response:                     The Acquiring Funds believe that the Board Considerations discussion fairly describes the factors that the Boards weighed. None of the matters considered by the Boards is characterized as being positive or negative.  The Boards considered details regarding the matters disclosed and concluded, based on the totality of the information as to all factors, to recommend the reorganizations to shareholders.  The Acquiring Funds respectfully decline to add additional language as such disclosure is not required by Form N-14.

Comment 4:                 The Proxy Statements/Prospectuses contain a section discussing the possibility of converting to an open-end fund. Please explain the rationale for this disclosure. Are the Acquiring Funds planning to convert to open-end funds at a later date?

Response:                     The Acquiring Funds’ registration statements and organizational documents provide for a process for the Acquiring Funds to convert from a closed-end fund structure to an open-end fund structure, and such disclosure is included in the respective Proxy Statements/Prospectuses. However, conversion to an open-end fund structure for any of the Acquiring Funds is extremely unlikely in light of each Acquiring Fund’s investment objective and policies and would require the approval of each Acquiring Fund’s board and shareholders. The Acquiring Funds have no plans to convert to an open-end fund structure.

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Should you have any questions concerning the above, please call the undersigned at (202) 261-3360.

Very truly yours,

/s/ Thomas C. Bogle
Thomas C. Bogle

Appendix A

This Appendix A provides supplemental information regarding the Reorganization and, in particular, the proposed accounting survivor of the Reorganization under the factors set forth in the NAST Letter. For the reasons set forth below, we believe that the Acquiring Fund has been properly designated as the accounting survivor in a manner consistent with the application of the NAST Letter factors. For the purposes of this letter, the Acquiring Fund, as it would exist after the completion of the Reorganization, is referred to as the “Combined Fund.”

The NAST Letter

The NAST Letter sets forth the factors that the SEC staff (the “Staff”) believes are relevant to the continuation of a performance record in a reorganization transaction, and it has also been applied more generally to an analysis of the accounting survivor in a fund reorganization. The standards articulated by the Staff in the NAST Letter are as follows:

In determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies. We believe that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund.

We believe that the parties to a fund reorganization transaction are entitled to deference with respect to their determination of the accounting survivor in a reorganization transaction when they have duly considered the foregoing factors with respect to a particular transaction. As the Staff stated in The Riverfront Funds, Inc., SEC No-Action Letter (pub. avail. Nov. 8, 1995), “[w]e express no opinion with respect to your analysis of the treatment of the MIM Stock Appreciation Fund as the surviving fund, as this is primarily a factual determination.” (emphasis added).

The following analysis applies each of the foregoing factors from the NAST Letter to the Reorganization and clearly supports the finding that, with respect to the Reorganization, the Acquiring Fund has been appropriately designated as the accounting survivor.

Investment Advisers

Delaware Management Company (“DMC”), a series of Macquarie Investment Management Business Trust, serves as the investment adviser to the Acquired Fund and, subject to the general supervision of the Acquired Fund’s Board, and in accordance with the investment objective, policies, and restrictions of the Acquired Fund, is responsible for the management and operation of the Acquired Fund and the investment of the Acquired Fund’s assets. The Acquired Fund does not make use of any sub-advisers. The portfolio manager who is primarily responsible for the day-to-day management of the Acquired Fund is Brad Frishberg, CFA.

abrdn Inc. (“abrdn”) serves as the investment adviser to the Acquiring Fund. Aberdeen Asset Managers Limited (“AAML”) serves as the sub-adviser to the Acquiring Fund. abrdn Inc. and AAML are each a wholly-owned subsidiary of abrdn plc. The portfolio managers who are primarily responsible for the day-to-day management of the Acquiring Fund’s portfolio are Dominic Byrne, CFA, Joshua Duitz, Donal Reynolds, CFA, and Eric Purington.

Because the investment adviser, sub-adviser and portfolio management team of the Combined Fund after the Reorganization will be the investment adviser, sub-adviser and portfolio management team of the Acquiring Fund, this factor supports the designation of the Acquiring Fund as the accounting survivor of the Reorganization.

Investment Objectives, Policies, and Restrictions

The Acquired Fund and Acquiring Fund have similar investment objectives, principal investment strategies, and principal risks. The Acquired Fund’s investment objective is to provide to its common shareholders a high level of total return consisting of dividends and other income and capital appreciation, whereas the Acquiring Fund’s primary investment objective is to seek to provide a high level of total return with an emphasis on current income. Each Fund’s investment objective is non-fundamental and may be changed without shareholder approval.

The principal investment strategies of the Acquired Fund and Acquiring Fund are also similar.  Both the Acquired Fund and Acquiring Fund have policies to, under normal circumstances, invest 80% of net assets plus the amount of any borrowings for investment purposes in US and non-US infrastructure-related issuers. Specifically, under normal market conditions, the Acquired Fund will invest at least 80% of its Total Assets (as defined below) in equity and equity-like securities and instruments, such as common stocks, preferred stocks, convertible securities and hybrid securities issued by US and non-US issuers (Infrastructure Issuers) that primarily own or operate infrastructure assets, which are an underlying foundation of basic services, facilities and institutions upon which the growth and development of a community depends. The Acquiring Fund will invest, under normal circumstances, at least 80% of the Acquiring Fund’s net assets (plus the amount of any borrowings for investment purposes) in US and non-US infrastructure-related issuers. The Acquiring Fund considers an issuer to be infrastructure-related if (i) at least 50% of the issuer’s assets consist of infrastructure assets or (ii) at least 50% of the issuer’s gross income or net profits are attributable to or derived, directly or indirectly, from the ownership, management, construction, development, operation, utilization or financing of infrastructure assets. “Total Assets” of the Acquired Fund, for the purpose of this calculation, include the aggregate of the Fund’s average daily net assets plus proceeds from any outstanding borrowings used for leverage.

Because the investment objectives, principal investment strategies and fundamental investment policies and restrictions of the Combined Fund will be those of the Acquiring Fund, this factor supports the designation of the Acquiring Fund as the accounting survivor of the Reorganization.

Expense Structures and Expense Ratios

The Acquiring Fund has a different expense structure and total operating expense ratio than the Acquired Fund. The Acquiring Fund pays abrdn Inc. a monthly fee computed at the annual rate of 1.35% of the average daily value of the Acquiring Fund’s “Managed Assets”, whereas the Acquired Fund is subject to a management fee of 1.00% of the Acquired Fund’s total assets, payable on a monthly basis, up to and including $300 million, 0.90% of the Acquired Fund’s Total Assets over $300 million up to and including $500 million, and 0.65% of the Acquired Fund’s Total Assets over $500 million. While both Funds are subject to interest payments on borrowed funds, the Acquired Fund’s expenses for interest payments are higher than those of the Acquiring Fund. The Acquiring Fund has a lower total annual expense ratio than the Acquired Fund.

Because the expense structure and total expense ratio of the Combined Fund is expected to more closely resemble the expense structure and total expense ratio of the Acquiring Fund at the time of the Reorganization, this factor supports the designation of the Acquiring Fund as the accounting survivor of the Reorganization.

Asset Size

As of August 31, 2022, the Acquiring Fund had approximately $185.1 million in net assets. As of August 31, 2022, the Acquired Fund had approximately $336.4 million in net assets. While the Acquired Fund had more assets than the Acquiring Fund as of August 31, 2022, the Acquiring Fund believes that the smaller asset size of the Acquiring Fund is outweighed by the other factors set forth above and below that argue for the conclusion that the Acquiring Fund is the accounting survivor of the Reorganization.

Portfolio Composition

The portfolio composition of the Acquiring Fund is different from the portfolio composition of the Acquired Fund. In fact, as discussed in the Proxy Statement/Prospectus, it is anticipated that 30% of the Acquired Fund’s holdings will be sold before the closing of the Reorganization in order to pay back the Acquired Fund’s outstanding leverage.

Following the Reorganization, the Combined Fund expects to realign its portfolio in a manner consistent with its investment strategies and policies, which will be the same as the Acquiring Fund’s strategies and policies. Because the portfolio composition of the Combined Fund will more closely resemble the portfolio composition of the Acquiring Fund, this factor supports the designation of the Acquiring Fund as the accounting survivor of the Reorganization.

Conclusion

For the reasons cited above, we believe that the Acquiring Fund should clearly be deemed the accounting survivor under the factors set forth in the NAST Letter. While the Acquiring Fund has a shorter operating history than the Acquired Fund and fewer net assets, we do not believe these factors alone can reasonably be deemed to outweigh each of the enumerated NAST Letter factors discussed above, each of which supports designating the Acquiring Fund as the accounting survivor of the Reorganization. We also believe the legal form of the Reorganization, in which the Acquiring Fund is the legal survivor of the Reorganization, deserves deference. Additionally, the ticker symbol of the Combined Fund will be “ASGI”, which is the ticker symbol of the Acquiring Fund. Moreover, the Board and all of the service providers of the Combined Fund will be those of the Acquiring Fund.

The Boards of the Acquired Fund and the Acquiring Fund were each fully informed regarding the proposed status of the Acquiring Fund as the accounting survivor in the Reorganization, and the Boards have relied upon the advice of counsel, and independent legal counsel, as applicable, in making a fully informed business judgment to approve the Reorganization with the expectation that the Acquiring Fund would be the accounting survivor. Overall, we believe it is clear that, based on an application of the factors set forth in the NAST Letter to the factual circumstances of the Reorganization, the Acquiring Fund should serve as the accounting survivor of the Reorganization.

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We trust that the foregoing is responsive to your request for supplemental information regarding the Reorganization and the basis for identifying the Acquiring Fund as the accounting survivor of the Reorganization. Should you have any questions or comments, please contact Thomas C. Bogle at 202.261.3360 or thomas.bogle@dechert.com.